Exhibit 99.3

AMENDMENT NO. 2

TO THE

UNIFIED GROCERS, INC.

EXECUTIVE SALARY PROTECTION PLAN III

Unified Grocers, Inc. (the “Company”) hereby amends the above-named plan (the “Plan”), effective as of August 7, 2013, as follows:

1.    Subsection (c) of the “Year of Service” definition in Article 2 of the Plan is hereby amended by adding at the end a new sentence to read as follows:

“For the avoidance of doubt, the Company’s action to freeze benefit accruals under the Plan effective as of the Freeze Date shall not impact a Participant’s continued eligibility to receive additional Years of Service under this Subsection (c) for purposes of determining his Supplemental Retirement Benefit under Article 4.

2.    Subsection (d) of the “Year of Service” definition as added by Amendment No. 1 to the Plan is hereby amended in its entirety to read as follows:

“(d) Effective on and after the Freeze Date, a Participant’s Years of Service for purposes of the Plan’s benefit formulas under Section 4.1 shall be equal to the sum of any Years of Service credited to the Participant under Subsection (c) above, plus the greater of (i) the Participant’s Years of Service determined as of the Freeze Date, or (ii) the Participant’s Years of Service determined as of his or her Termination Date prior to the crediting of any additional Years of Service under Subsection (c) above but limited to (A) 13 Years of Service for the benefit formula under Section 4.1(c), and (B) 15 Years of Service for the benefit formula under Section 4.1(d).”

IN WITNESS WHEREOF, the Company, by its duly authorized officers, has executed this Amendment No. 2 as of the date set forth below, to be effective as first set forth above.

“Company” UNIFIED GROCERS, INC.

Dated: August 7, 2013	By: /s/ Robert M. Ling, Jr. Robert M. Ling, Jr., President & Chief Executive Officer

Dated: August 7, 2013	By: /s/ Richard J. Martin Richard J. Martin, Executive Vice President & Chief Financial Officer